Please note that this letter and other documents are in draft form, and in no way reflect the Registrant’s or Fund management’s final intent with respect to the filing discussed herein.

Advisors Series Trust
c/o U.S. Bancorp Fund Services, LLC
615 East Michigan Street
Milwaukee, Wisconsin 53202

March 13, 2014

VIA EDGAR TRANSMISSION

Mr. Jeffrey Foor
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C.  20549

RE:	ADVISORS SERIES TRUST (the “Trust”)
Securities Act Registration No: 333-17391
Investment Company Act Registration No: 811-07959
Wasmer Schroeder High Yield Municipal Fund (S000044710)

Dear Mr. Foor:

This correspondence is being filed in response to your oral comments and suggestions of March 3, 2014, to the Trust’s Post-Effective Amendment (“PEA”) No. 559 to its registration statement.  PEA No. 559 was filed pursuant to Rule 485(a) under the Securities Act of 1933, as amended on Form N-1A on January 13, 2014 for the purpose of registering a new series to the Trust: Wasmer Schroeder High Yield Municipal Fund (the “Fund”).

In connection with this response to the comments made by the Staff of the U.S. Securities and Exchange Commission (the “Commission” or the “Staff”), the Trust, on behalf of the Fund, hereby states the following:

(1)
The Trust acknowledges that in connection with the comments made by the Staff on the Form N-1A registration statement, the Staff has not passed generally on the accuracy or adequacy of the disclosure made in the registration statement;

(2)
The Trust acknowledges that Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

(3)	The Trust represents that it will not assert the Staff’s review process as a defense in any action by the Commission or any securities-related litigation against the Trust.

For your convenience, the Staff’s comments have been reproduced in bold typeface immediately followed by the Trust’s responses.

Prospectus - Summary Section

1.
Staff Comment:  For the Fees and Expenses of the Fund subsection, please revise the last caption, “Net Annual Fund Operating Expenses,” in the Fund’s Annual Fund Operating Expenses table to read “Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement.”

Response:  The Trust has considered this comment and believes that the caption used (“Net Annual Fund Operating Expenses”) on the last line of the fee table complies with Form N-1A, Item 3, which permits a mutual fund to exercise discretion with respect to the designation of this caption.  Form N-1A, Item 3, Instruction 3(e) states that a “Fund should place . . . additional captions directly below the “Total Annual Fund Operating Expenses” caption of the table and should use appropriate descriptive captions, such as “Fee Waiver [and/or Expenses Reimbursement]” and “Total Annual Fund Operating Expenses After Fee Waiver [and/or Expense Reimbursement],” respectively.” (Emphasis added.)  Accordingly, the Trust respectfully declines the comment, and offers recent examples of similar fee table disclosure in Rule 485B/497K filings made by Third Avenue Trust (e.g., Third Avenue International Value Fund), Schroder Series Trust (e.g., Schroder U.S. Small and Mid Cap Opportunities Fund) and Prudential Investment Portfolios (e.g., Prudential Jennison Rising Dividend Fund and Prudential Muni High Income Fund).

2.
Staff Comment:  In the Principal Investment Strategies subsection beginning on page 3, the last sentence of the first paragraph states that the Fund may invest in “zero coupon securities, payment-in-kind securities and securities that are in payment default”. If the investment in these types of securities is a principal investment strategy of the Fund, please add appropriate principal investment risks to Item 4 and Item 9.

Response:  The Trust responds by stating that investment in payment-in-kind securities is not a principal strategy of the Fund.  Therefore, the Trust is revising the sentence as follows: “The Fund may invest in securities that do not produce immediate cash income, such as zero coupon securities~~, payment-in-kind securities~~ and securities that are in payment default.”

The Trust also responds by adding the appropriate principal investment risks to Item 4 and Item 9 as follows:

“Zero Coupon Securities Risk.  While interest payments are not made on such securities, holders of such securities are deemed to have received income annually, notwithstanding that cash may not be received currently. Some of these securities may be subject to substantially greater price fluctuations during periods of changing market interest rates than are comparable securities that pay interest currently. Longer term zero coupon bonds are more exposed to interest rate risk than shorter term zero coupon bonds.”

“Zero Coupon Securities Risk. While interest payments are not made on such securities, holders of such securities are deemed to have received income (“phantom income”) annually, notwithstanding that cash may not be received currently. The effect of owning instruments that do not make current interest payments is that a fixed yield is earned not only on the original investment but also, in effect, on all discount accretion during the life of the obligations. This implicit reinvestment of earnings at a fixed rate eliminates the risk of being unable to invest distributions at a rate as high as the implicit yield on the zero coupon bond, but at the same time eliminates the holder’s ability to reinvest at higher rates in the future. For this reason, some of these securities may be subject to substantially greater price fluctuations during periods of changing market interest rates than are comparable securities that pay interest currently. Longer term zero coupon bonds are more exposed to interest rate risk than shorter term zero coupon bonds.  Zero coupon securities may be subject to greater fluctuation in value and less liquidity in the event of adverse market conditions than comparably rated securities that pay cash interest at regular intervals.  Further, to maintain its qualification for pass-through treatment under the Federal tax laws, a Fund is required to distribute income to its shareholders and, consequently, may have to dispose of other, more liquid portfolio securities under disadvantageous circumstances or may have to leverage itself by borrowing in order to generate the cash to satisfy these distributions. The required distributions may result in an increase in a Fund’s exposure to zero coupon securities.  During a period of severe market conditions, the market for such securities may become even less liquid. In addition, as these securities do not pay cash interest, a Fund’s investment exposure to these securities and their risks, including credit risk, will increase during the time these securities are held in the Fund’s portfolio.

“Credit Risk.  The issuers of the debt securities held by the Fund may not be able to make interest or principal payments.  The Fund may invest in securities that are not investment grade and are generally considered speculative because they present a greater risk of loss, including payment default, than higher quality debt securities.”

3.
Staff Comment:  In the Principal Investment Risks subsection beginning on page 4, Management Risk states that the Adviser has not previously managed a mutual fund.  Please consider breaking this out and adding a separate related risk.

Response:  The Trust respectfully declines to add a separate risk and believes that the disclosure in Management Risk is sufficient.

4.
Staff Comment:  In the Principal Investment Risks subsection beginning on page 4, the Staff requests that the Trust modify the High Yield Risk paragraph to reference the possible volatility and liquidity characteristics that exist with high yield investments.

Response:  The Trust responds by modifying the disclosure as follows, “High yield debt obligations (commonly known as “junk bonds”) are speculative investments and entail greater risk of loss of principal than securities and loans that are investment grade rated because of their greater exposure to credit risk.  The high yield market at times is subject to substantial volatility and high yield debt obligations may be less liquid than higher quality securities.

Prospectus – Similarly Managed Account Performance

5.	Staff Comment: The first sentence of the second paragraph should also include a reference to substantially similar “policies” as the Adviser will use to manage the Fund.

Response:  The Trust responds by revising the sentence as follows: “The Adviser manages a limited partnership, the Osprey High Yield Opportunity Fund (the “Partnership”) with substantially similar objectives, strategies, policies and risks as the Adviser will use to manage the Fund.”

6.	Staff Comment: Please confirm that the Osprey High Yield Opportunity Fund is also a municipal fund investing in municipal securities.

Response:  The Trust responds by confirming that the Osprey High Yield Opportunity Fund primarily invests in the municipal bond market.

7.	Staff Comment: Please update the Osprey High Yield Opportunity Fund’s assets under management as of December 31, 2013 in the sentence preceding the performance table.

Response: The Trust responds by revising the sentence as follows, “As of ~~November 30~~ December 31, 2013 the Osprey High Yield Opportunity Fund had approximately $59.8 ~~59~~ million net assets under management.

8.
Staff Comment:  Please clarify whether performance of the Osprey Partnership was calculated using the SEC’s standardized methodology.  If not, please respond supplementally as to how performance was calculated and include a statement to this effect in the paragraph below the performance table.

Response:  The Trust responds supplementally by clarifying that Wasmer, Schroeder & Company, Inc. (the Adviser) claims compliance with the Global Investment Performance Standards (GIPS®) and has prepared and presented the performance results for the Osprey Partnership in compliance with the GIPS standards. The Adviser has been independently verified for the period December 31, 2000 through December 31, 2013. The verification report is available upon request. Verification assesses whether (1) the firm has complied with all the composite construction requirements of the GIPS standards on a firm‐wide basis and (2) the firm’s policies and procedures are designed to calculate and present performance in compliance with the GIPS standards. Verification does not ensure the accuracy of any specific composite presentation.

The Adviser’s performance calculations represent a size‐weighted mean investment return associated with a composite of portfolios having similar investment objectives. Valuations and returns are computed and stated in US dollars, and individual portfolios are revalued monthly. Composite returns are time‐weighted and inclusive of cash. Gross of fees returns are calculated gross of management and custodial fees and net of transaction costs. Net of fees returns are calculated net of actual management fees, incentive fees, and transaction costs and are gross of custodian fees. The composite results portrayed reflect the reinvestment of income, gains and other earnings when appropriate. Accruals for fixed income and equity securities are included in calculations. The composite represents one pooled vehicle (the Osprey Partnership) and dispersion measurements are not meaningful. Because the Osprey Partnership’s incentive allocation is calculated on a cumulative basis for the year to date, an investor may have experienced different results than those shown if capital was contributed or withdrawn on an intra‐year basis. The performance data presented in this report have been prepared internally and have not been independently audited or verified.

Accordingly, the Trust is adding the following disclosure below the performance table:  “Wasmer, Schroeder & Company, Inc. claims compliance with Global Investment Performance Standards (GIPS®).  The GIPS® method of calculating performance differs from the SEC’s standardized method of calculating performance and may produce different results.  The Adviser’s compliance with GIPS® standards has been verified for the period December 31, 2000 through December 31, 2013.”

If you have any questions regarding the enclosed, please do not hesitate to contact me at (414) 765-6609.

Very truly yours,

/s/ Jeanine M. Bajczyk
Jeanine M. Bajczyk, Esq.
Secretary, Advisors Series Trust